LIZHI Inc.

No. 309 Middle Huangpu Avenue

Tianhe District, Guangzhou 510655

The People’s Republic of China

July 7, 2023

VIA EDGAR

Mr. Jimmy McNamara

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: LIZHI Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-39177

Dear Mr. McNamara and Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated June 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Response dated July 7, 2023

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, including the Schedule 13G/A filed by Jinnan (Marco) Lai on February 14, 2023, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

(A) Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not rely on any legal opinions or third-party certifications such as affidavits as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (“Exhibit 15.4”) as it has relied on appropriate documentation based on registrant-specific factors.

As described in more detail in Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 (the “SEC HFCAA Final Rule”), the SEC acknowledges that “[although] the interim final amendments prescribed the timing and means by which such submissions were made, neither they nor the HFCA Act specified the particular types of documentation that could or should be submitted for this purpose”, which provides flexibility to Commission-Identified Issuers (as defined in the Holding Foreign Companies Accountable Act (“HFCA Act”)) to “determine the appropriate documentation to submit in response to the requirement, based on their organizational structure and other registrant-specific factors” as mentioned in the SEC HFCAA Final Rule. The Company has specified in its submission under paragraph (a) of Item 16I in Exhibit 15.4 to the 2022 Annual Report that the Company has identified the appropriate documents in response to the requirement under paragraph (a) of Item 16I based on its organizational structure and other registrant-specific factors, namely, its register of members and public filings made by its shareholders (i.e. Schedule 13G).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders on Schedule 13G, the Company believes it has a reasonable basis to conclude that it is not controlled by a foreign government entity. Specifically, the Company conducted inquiries with its principal shareholders as of February 28, 2023 as disclosed in the 2022 Annual Report (i.e. Voice Future Ltd, Matrix Partners China I Hong Kong Limited and Morningside China TMT Fund II, L.P.). Voice Future Ltd is beneficially owned by Mr. Jinnan (Marco) Lai, Founder, Chief Executive Officer and Chairman of the Company, who confirmed in writing via email that he is not an official of the Chinese Communist Party. Matrix Partners China I Hong Kong Limited and Morningside China TMT Fund II, L.P. have confirmed respectively in writing via email that they are not owned or controlled by a PRC governmental entity. In addition, the Company conducted written inquiries via email to Mr. Ning Ding, the Company’s co-founder and Chief Technology Officer, who confirmed that he is not an official of the Chinese Communist Party.

The Company has adopted a dual-class share structure such that its ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Please refer to the 2022 Annual Report for more detailed discussions on the Company’s dual-class share structure. As of February 28, 2023, Mr. Jinnan (Marco) Lai and Mr. Ning Ding beneficially own all of our issued Class B ordinary shares. As of February 28, 2023, the principal shareholders of the Company and Mr. Ning Ding collectively beneficially owned and controlled 81.1% of the Company’s total voting power. As specified by applicable requirements of the SEC, any other person who beneficially owns, individually or collectively, more than 5% of a covered class of equity securities will need to make public filings for its beneficial ownership. Absent any evidence to the contrary, the Company believes it is reasonable to rely on as-filed Schedule 13G and conclude there is no other shareholders, either individually or collectively, beneficially owning more than 5% of the Company's outstanding share interests. Given the Company has confirmed that the 81.1% of its total voting power is not owned or controlled by a governmental entity, and there is no other person owning more than 5% of its remaining shares, the Company believes it is reasonable to conclude that it is not owned or controlled by any governmental entity without resorting to third party affidavit.

With respect to legal opinions, the Company believes whether a particular entity is owned or controlled by a governmental entity in the foreign jurisdiction is a question of fact rather than a legal issue that counsel can opine on. The Company therefore believes that legal opinions may not be necessary in response to the requirement under paragraph (a) of Item 16I.

Based on the above, the Company respectfully submits that it believes it is reasonable to rely on register of members and the public filings and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

(B) Submission under paragraph (b) of Item 16I

The Company respectfully submits that its submission under paragraphs (b)(2) and (3) of Item 16I in Exhibit 15.4 was based on an examination of the Company’s register of members, public filings made by the Company’s shareholders on Schedule 13G, and written inquiries via email with the Company's principal shareholders and the nominee shareholders of its VIEs. All such principal shareholders either confirmed they are not owned or controlled by a PRC governmental entity, or confirmed he or she is not an official of the Chinese Communist Party; and all such nominee shareholders confirmed that he or she is not an official of the Chinese Communist Party. For more detailed discussions on the basis of the Company’s submission under paragraphs (b)(2) and (3) of Item 16I in Exhibit 15.4, please see response to Question 1(A) of the Staff’s comment above and Question 3 of the Staff’s comment below.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company conducted written inquiries via email to each member of the board of directors of (a) LIZHI Inc. and (b) each of its consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Annual Report (each a “Director”, collectively “Directors”) to determine whether a Director is an official of the Chinese Communist Party. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination in connection with its disclosures under paragraph (b)(4) of Item 16(I).

Each of the Directors confirmed that he or she is not an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of April 28, 2023, the issue date of 2022 Annual Report, none of the members of board of directors of LIZHI Inc. or each of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

3.	We note that your disclosures pursuant to Item 16I(b) use terms such as “our” or “us.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to LIZHI Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that the original disclosures under Item 16I of 2022 Annual Report have already covered both LIZHI Inc. and all of the Company’s consolidated foreign operating entities. In response to the Staff’s comment, the Company respectfully supplements the following:

With respect to Item 16I(b)(2), the Company respectfully advises the Staff that, the original disclosures under Item 16I of 2022 Annual Report have already covered both LIZHI Inc. and all of the Company’s consolidated foreign operating entities. In particular, each of the Company’s consolidated foreign operating entities as disclosed in Exhibit 8.1 to the 2022 Annual Report is either (A) a directly or indirectly wholly-owned subsidiary of LIZHI Inc., or (B) a VIE (i.e. Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)) owned by certain nominee shareholders. For detailed equity ownership structure and economic interest in the VIEs via contractual arrangements and respective jurisdiction in which the Company’s consolidated foreign operating entities are organized or incorporated, please refer to the corporate structure chart as disclosed under Item 4.C. on page 99 of 2022 Annual Report.

•	For (A), as each of the Company’s consolidated foreign subsidiaries as disclosed in Exhibit 8.1 is directly wholly-owned by its respective shareholder, which is also a consolidated foreign operating entity of the Company, none of the shares of the Company’s consolidated operating entities is owned by governmental entities in each foreign jurisdiction in which it has consolidated operating entities.

•	For (B), the nominee shareholders of Guangzhou Lizhi are (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, the Company’s Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, the Company’s Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), the Company’s co-founder and Chief Technology Officer; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. The nominee shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), the Company’s co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), the Company’s Vice President and director. Each of Ms. Juan Ren, Mr. Zelong Li and Mr. Ning Ding confirmed in writing via email that he or she is not an official of the Chinese Communist Party.

Based on the above, the Company respectfully re-confirms that to the best of its knowledge, as of April 28, 2023, the issue date of 2022 Annual Report, none of LIZHI Inc.’s or each of the Company’s consolidated foreign operating entities’ shares are owned by governmental entities in the jurisdiction in which LIZHI Inc. or each of the Company’s consolidated foreign operating entities is incorporated or otherwise organized.

With respect to Item 16I(b)(3), based on the discussion under Item 16I(b)(2) above, the Company respectfully re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in LIZHI Inc. or any of the Company’s consolidated foreign operating entities.

With respect to Item 16I(b)(4), as discussed in the response to Question 2 of the Staff’s comment above, the Company re-confirms that to the best of its knowledge, as of the date of 2022 Annual Report, none of the members of board of directors of LIZHI Inc. or each of the Company’s consolidated foreign operating entities is an official of the Chinese Communist Party.

With respect to Item 16I(b)(5), the Company respectfully submits that as of April 28, 2023, the issue date of 2022 Annual Report, the effective memorandum and articles of association of LIZHI Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of April 28, 2023, the issue date of 2022 Annual Report, the effective memorandum and articles of association of LIZHI Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

5.	Considering the nature of the relationships with the VIEs, please revise the headers on page F-10 to remove the references to "direct or indirect" and "ownership." In this regard, please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements.

In response to the Staff’s comment, we respectfully revises and supplements the following table:

As of December 31, 2022, the Company’s major subsidiaries, VIEs and VIE’s major subsidiaries are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100%	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100%	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100%	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100%	Investment holding
VOCAL BEATS Inc. (“Vocal Beats”)	British Virgin Islands, Y2019	100%	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100%	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100%	Investment holding
TIYA PTE. LTD.	Singapore Y2019	100%	Audio entertainment business and others
NASHOR PTE. LTD.	Singapore Y2019	100%	Audio entertainment business and others
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100%	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA Y2020	100%	Audio entertainment business and others
Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”)	Guangzhou, China Y2022	100%	Technical support and consulting services
Guangzhou Yuyin Information Technology Co., Ltd.	Guangzhou, China Y2022	100%	Technical support and consulting services
Guangzhou Yuechuang Information Technology Co., Ltd.	Guangzhou, China Y2022	100%	Technical support and consulting services

VIEs	Place and year of incorporation	Percentage of economic interest via contractual arrangements	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100%	Audio entertainment and podcast business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100%	Audio entertainment business and others

Major Subsidiaries of VIEs	Place and year of incorporation	Percentage of economic interest via contractual arrangements	Principal activities
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100%	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd.	Huai’an, China Y2015	100%	Audio entertainment business and others
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100%	Audio entertainment business and others
Wuhan Yuyinliaorao Network Technology Co., Ltd.	Wuhan, China Y2019	100%	Audio entertainment business and others
Wuhan Zhiyin Network Technology Co., Ltd.	Wuhan, China Y2019	100%	Audio entertainment business and others

General

6.	Please provide a detailed legal analysis regarding whether the company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully submits the analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries (collectively, “Lizhi”) are primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms, and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”1 Applying such factors to Lizhi, it is clear that Lizhi is primarily engaged in the online audio entertainment and social networking business, and not in the business of investing, reinvesting or trading in securities:

1 SEC v. Nat'l Presto Indus., 486 F.3d 305 (7th Cir. 2007), at 26 (citing Tonopah Mining (26 S.E.C. 426 (1947)).

1)           Lizhi is in the business of developing and providing products and services to create a comprehensive audio-based social ecosystem that caters to its users’ interests in audio and social networking. Lizhi provides a variety of audio-based, interactive products and services such as livestreaming, social networking platforms, podcasts and in-car audio products, content creation and in-house technology development to support its products. The development of Lizhi’s business supports the historical development factor, as it has been primarily engaged in the business of online audio entertainment and social networking since its establishment in 2010 and Lizhi does not expect to change its primary business in the future. Following its establishment, Lizhi further developed its online audio entertainment business by launching its LIZHI App in 2013, an online audio entertainment platform that provides users with audio live streaming services and audio content; launching its TIYA App in 2020, a real-time audio-based social networking product; and launching its LIZHI Podcast in 2021, a podcast platform featuring curated audio content. Since its establishment, Lizhi has continued to focus on optimizing its existing platforms and incubating and developing various applications in the field of online audio entertainment and social networking. Lizhi’s historical development has thus not involved investing, reinvesting or trading in securities, and has been marked by a significant growth in Lizhi’s online audio entertainment business.

2)           In terms of the public representation factor, since Lizhi’s establishment in 2010, Lizhi has consistently described itself as the provider of online audio entertainment and social networking platforms. For example, Lizhi’s press releases typically refer to Lizhi as “an audio-based social and entertainment company” and as a company that “aims to cater to users’ interests in audio entertainment and social networking through its product portfolio.” Lizhi has never represented that it is involved in any business other than the development and operation of its online audio entertainment and social networking business. Lizhi has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of developing and operating its online audio entertainment and social networking business as described above.

Lizhi has historically maintained significant cash amounts required for its working capital needs, which Lizhi has generally held in bank demand deposits and other short-term instruments. Nonetheless, Lizhi has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities as a material factor in its business or future growth.

In addition, investors and the investment media outlets do not evaluate Lizhi based on its cash management activities. Instead, research reports and analysis of Lizhi focus on its financial results from its ongoing operations and the success of its business in the online audio entertainment and social networking fields.

3)           The allocation of Lizhi’s officers’ and directors’ time supports the activities factor. All of Lizhi’s most senior executive officers spend approximately 99% or more of their time on general corporate matters and the development and management of Lizhi’s online audio entertainment and social networking business, and 1% or less of their time on matters related to Lizhi’s investment securities (assuming such cash management instruments even constitute investment securities).

In addition, as of March 31, 2023, Lizhi had approximately 698 employees, of which only 2 employees are responsible for managing Lizhi’s investment securities for cash management purposes (assuming such cash management instruments even constitute investment securities). As such, more than 99% of Lizhi’s employees are dedicated to Lizhi’s operating business and general support services for the corporate group, and less than 1% of Lizhi’s employees are responsible for managing Lizhi’s cash management portfolio.

4)           In terms of the assets factor, as discussed in detail below in response to Question 7 of the Staff’s comments, the Company and each of its subsidiaries is not an investment company under Rule 3a-1’s assets-based test. Thus the composition of Lizhi’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.2

2 We note that in the Company’s consolidated balance sheet as of December 31, 2022 included in the Company’s Form 20- F, the Company had “short-term investments” of RMB111,353,000, which consisted of RMB20,000,000 in a Bank Structured Product (as defined in our response to Question 7 of the Staff’s comments below) with a 40 day maturity and the remaining amount in shares of a non-US money market fund that invested in U.S. Treasuries which shares could be redeemed on a T+1 basis. Such instruments were held for a short term and have since matured or been redeemed. The Company believes such instruments could have been treated as cash items for purposes of the Rule 3a-1 assets and income tests, but since such instruments are no longer held by the Company, they are not relevant for the analysis set out in this letter.

5)           In terms of the income factor, as discussed in detail below in response to Question 7 of the Staff’s comments, the Company and each of its subsidiaries is not an investment company under Rule 3a-1’s income-based test. Thus the primary contributors to Lizhi’s net income also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that Lizhi is not primarily engaged in the business of investing, reinvesting or trading in securities. Lizhi is thus primarily engaged in the online audio entertainment and social networking business, and is not an investment company under Section 3(a)(1)(A).

7.	Please provide a detailed legal analysis regarding whether the company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within “cash and cash equivalents” and “short-term investments” on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of Section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the company in its VIEs are “investment securities” for purposes of Section 3(a)(2).

The Company respectfully submits that it is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms. The Company satisfies the elements of Rule 3a-1 (as discussed below) and therefore is deemed not to be an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company under Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a)  Assets and Income Test. As of June 19, 2023, the Company’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted primarily of accounts receivables; prepaid expenses; property, equipment and leasehold improvements; operating lease right-of-use assets; and contractual rights to receive substantially all of the economic benefits of Guangzhou Lizhi Network Technology Co., Ltd.  (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao” and, together with Guangzhou Lizhi, the “VIEs”). On a consolidated basis with its wholly owned subsidiaries, as of June 19, 2023, the value of the Company’s only potential investment securities amounted to approximately RMB30,000,000,3 or 12% of the value of the Company’s total assets (exclusive of cash items and U.S. government securities), which amounted to approximately RMB241,242,000. In terms of net income, the Company’s total net income after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately RMB3,701,000 for the past four fiscal quarters combined.  Contributing to that amount was: (i) net operating loss of approximately RMB5,560,000 derived from operating an online interactive audio entertainment platform, including income that the Company elected to receive from the VIEs during that period (which represents only approximately 48% of the actual income that the Company was entitled to receive for the period under its contractual arrangements with the VIEs), (ii) approximately RMB4,744,000 of interest income from the Company’s cash items (e.g., bank demand deposit), (iii) approximately RMB806,000 of income from government grants in connection with the Company’s subsidiaries' and VIEs’ contributions to research and development of the Company’s online audio entertainment and social networking business and (iv) approximately RMB3,712,000 of income from investment securities.4  Although the Company had a net operating loss for the period, it had revenues of approximately RMB119,904,000 which clearly greatly outweigh its income from investment securities. Furthermore, under the latest contractual arrangements with VIEs as of June 19, 2023, each VIE is obligated to contribute up to 100% of its after-tax net profit to the relevant Wholly-Owned Subsidiary (as defined below) of the Company, subject to adjustment at the sole discretion of such Wholly-Owned Subsidiary based on its operational needs. Taking into account the full amount of income that the Company was entitled to receive from the VIEs for that period, the Company’s net operating income would be approximately 81% of its total net income after taxes. As such, less than 45% of the Company’s total assets (exclusive of cash items and U.S. government securities), and less than 45% of the Company’s net income after taxes for the past four fiscal quarters combined, was attributable to investment securities.

3 The only potential investment security of the Company is a Bank Structured Product (as defined in the discussion under “(ii) Short-term investments” below) held by the Company’s wholly-owned subsidiary, Guanzhou Tiya Information Technology Ltd., which will mature on June 26, 2023. At maturity, the Company intends to deposit the cash redemption amount in a bank demand deposit account or other short-term instruments such that the Company continues to satisfy the assets and income tests under Rule 3a-1. As noted above, the Company believes that such instrument could be treated as a cash item for purposes of Rule 3a-1; however, in order to be conservative for purposes of this analysis, the Company has treated it as an investment security.

4 The income described as income from investment securities above is attributable to the Company’s “short-term investments” which, as described in n. 2 above, consisted of a Bank Structured Product and a non-US money market fund that invested in U.S. Treasuries which can be redeemed on a T+1 basis. The Company believes such instruments could have been treated as cash items for purposes of the Rule 3a-1 assets test, and thus income from such instruments could have been treated as income that was not derived from securities for purposes of the Rule of 3a-1 income test. However, in order to be conservative for purposes of this analysis, the Company has treated such income as income from investment securities.

Outlined below is a discussion regarding the treatment of the Company’s cash and cash equivalents, short-term investments and the VIEs under the Rule 3a-1 assets and income tests:

(i) Cash and cash equivalents. For purposes of the Rule 3a-1 assets and income tests, the Company treats as cash items its “Cash and cash equivalents”, which consist entirely of cash held in bank demand deposits and online payment platforms (e.g., WeChat, AliPay).

(ii) Short-term investments. As of June 19, 2023, the Company’s “Short-term investments” consist of a bank-issued, short-term structured deposit product (“Bank Structured Product”) held by the Company’s wholly-owned subsidiary, Guanzhou Tiya Information Technology Ltd (“Guanzhou Tiya”). For purposes of the Rule 3a-1 assets and income test, the Company has assumed, arguendo, that the Bank Structured Product is an investment security.5 The Bank Structured Product will mature on June 26, 2023, and at maturity, the Company intends to deposit the cash redemption amount in a bank demand deposit account or other short-term instruments such that the Company continues to satisfy the assets and income tests under Rule 3a-1.

(ii)  VIEs. The Company does not hold debt or equity securities issued by the VIEs. Instead, through its wholly-owned subsidiaries, the Company holds certain contractual arrangements through which the Company exerts primary control over, and is the primary beneficiary of, each VIE. The definition of “security” under Section 2(a)(36) of the Investment Company Act does not expressly include the type of contractual arrangements the Company has with respect to the VIEs. The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract.

Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents an investment in a common venture “premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others”. United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

Under the Howey test, the Company’s contractual arrangements with respect to each VIE would not be considered an investment contract, and therefore a security, because the Company, which exercises primary control over each VIE, does not rely on the efforts of others to manage each VIE profitably. The Company has the power to direct the activities of the VIEs, primarily through its control of the voting rights of 100% of each VIE’s equity, and its involvement in the management and operations of each VIE’s business. For example, Mr. Ning Ding, the Company’s co-founder and Chief Technology Officer, also serves as the legal person of Guangzhou Lizhi and Guangzhou Huanliao, who can sue and be sued, own property, and enter into contracts on behalf of Guangzhou Lizhi and Guangzhou Huanliao. In addition, Guangzhou Lizhi and Guangzhou Huanliao share the same executive officers as the Company. Guangzhou QingYin Information Technology Co., Ltd. and Beijing Hongyiyichuang Information Technology Co., Ltd., each a wholly-owned subsidiary of the Company (each a “Wholly-Owned Subsidiary”) have been granted an irrevocable power of attorney by 100% of the shareholders of Guangzhou Huanliao and Guangzhou Lizhi, respectively, entitling such Wholly-Owned Subsidiary to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and voting on behalf of shareholders on all matters requiring shareholder approval, such as the appointment and removal of directors, general manager, chief financial officer and other senior management members. Each shareholder of the VIEs has also granted the relevant Wholly-Owned Subsidiary an exclusive option to purchase all or any portion of such shareholder’s equity pursuant to an exclusive equity transfer option agreement. In addition, each Wholly-Owned Subsidiary has entered into an operation agreement with the relevant VIE and the shareholders of such VIE, under which such VIE shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation without written consent of such Wholly-Owned Subsidiary. The obligations owed to the Wholly-Owned Subsidiaries under such operation agreement and exclusive equity transfer option agreement are secured by a pledge of each shareholder’s equity interest in the VIEs. Through these contractual arrangements, the Company and its executive officers are directly involved in the management and operation of each VIE’s business, and the Company controls the voting rights of 100% of each VIE’s equity. As such, the Company does not rely on others to manage the VIEs’ business and operations, and under the Howey test, the Company’s contractual arrangements with respect to each VIE would not be considered securities for purposes of Rule 3a-1.

5 As noted in n. 2 above, the Company believes that the Bank Structured Product could be treated as a cash item for purposes of the Rule 3a-1 assets and income tests.

Alternatively, even if the Company’s contractual arrangements with respect to the VIEs were considered securities under the Howey test, such contractual arrangements would be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4) because, as discussed below, (a) each VIE is primarily controlled by the Company and (b) is not an investment company.

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the Investment Company Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although the Company does not technically own of record any voting securities of the VIEs, 100% of the voting securities of each VIE are pledged to the relevant Wholly-Owned Subsidiary and such Wholly-Owned Subsidiary has the power to vote, under an irrevocable power of attorney granted to such Wholly-Owned Subsidiary, 100% of the voting securities of such VIE. In addition, each Wholly-Owned Subsidiary has been granted an exclusive option to purchase 100% of the voting securities of the relevant VIE, and is the beneficiary of all of the economic benefit of owning such securities. As such, the Company beneficially owns 100% of each VIE’s voting securities and controls it. Further, the Company primarily controls each VIE as the foregoing arrangements apply to 100% of the voting securities of each VIE and thus no other person has the ability to exercise the same level of control as the Company.6

The VIEs are not investment companies under the Investment Company Act because: (a) like the Company, they are each primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms, as discussed in our response to comment 6 above, and therefore are not investment companies under Section 3(a)(1)(A). In addition, each VIE satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C). As of June 19, 2023, each VIE’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted primarily of accounts receivables; prepaid expenses; property, equipment and leasehold improvements; and operating lease right-of-use assets. On a consolidated basis with its wholly owned subsidiaries as of June 19, 2023, the value of each VIE’s investment securities was nil, and each VIE derived 0% of its net income after taxes (for the past four fiscal quarters combined) from investment securities. In addition, as discussed in subparagraphs (b) through (d) below, each of the VIEs satisfies the additional elements set out in paragraph (b) of Rule 3a-1.

Based on these facts, it is clear that each VIE is primarily controlled by the Company and is not an investment company and therefore under Rule 3a-1(a)(4), the Company’s contractual arrangements with respect to each VIE would be excluded from the calculation of the Company’s assets and income derived from securities, even if the Company’s interests in the VIEs were deemed to be securities (which they are not).

6 Under the same reasoning, if the VIEs were deemed to be wholly-owned subsidiaries of the Company, and consolidated with the Company for purposes of analyzing compliance with Rule 3a-1, the Company would also satisfy the assets and income test under Rule 3a-1, and the discussion with respect to the Company’s assets and income (after giving effect to the Company's full entitlement to receive the VIEs' income) would be substantially the same.

(b)  Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in our response to comment 6 above, Lizhi (including each of the VIEs and the Company) is primarily engaged in the business of developing and operating online audio entertainment and social networking business platforms. and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c)  Not in the Business of Issuing Face-Amount Certificates. Each of the VIEs and the Company has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d)  Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). As of the date of this submission, the Company operates its business through several wholly-owned subsidiaries noted in the corporate structure chart included in its Form 20-F, and holds a 68.5% equity interest in Vocal Beats, Inc., its majority-owned subsidiary, and contractual arrangements with respect to the VIEs, for the purpose of operating the Company’s business through such entities, and not with a view to sell such businesses. Other than such wholly-owned subsidiaries, majority-owned subsidiary and the VIEs, the Company does not hold interests in other companies. The VIEs similarly hold equity interests in wholly-owned subsidiaries for the purpose of operating their businesses through such entities, and not with a view to sell such businesses. Other than such wholly-owned subsidiaries, the VIEs do not hold interests in other companies. Thus, each of the VIEs and the Company is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

Based on these facts, it is clear that the Company and each VIE satisfies the elements of Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C).

Regarding the Section 3(a)(1)(C) analysis of the Company’s wholly-owned subsidiaries and majority-owned subsidiary, the only investment security owned by the Company and such subsidiaries is the Bank Structured Product held by Guangzhou Tiya. Guangzhou Tiya is not an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of its total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of investment securities. Guangzhou Tiya’s assets (exclusive of cash items and U.S. government securities) consist primarily of accounts receivables; prepaid expenses; and operating lease right-of-use assets. As of June 19, 2023, the value of Bank Structured Product amounted to approximately RMB30,000,000, or 10% of the value of Guanzhou Tiya’s total unconsolidated assets (exclusive of cash items and U.S. government securities), which amounted to approximately RMB315,658,000. As such, Guangzhou Tiya is not an investment company under Section 3(a)(1)(C) of the Investment Company Act (even if the Bank Structured Product were treated as an investment security, and not a cash item). The Company’s other wholly-owned and majority-owned subsidiaries’ assets (exclusive of cash items and U.S. government securities) consist primarily of accounts receivables; prepaid expenses; property, plant and equipment; and operating lease right-of-use assets. Such subsidiaries other than Guangzhou Tiya do not own any investment securities, and therefore are not investment companies under Section 3(a)(1)(C) of the Investment Company Act.

General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the 2022 Annual Report, which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2023 and future filings, to the extent applicable.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact the undersigned at luchengfang@lizhi.fm.

Sincerely yours,

LIZHI Inc.

Date: July 7, 2023	By:	/s/ Chengfang Lu
		Name:	Chengfang Lu
		Title:	Acting Chief Financial Officer